767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
June 23, 2020
VIA EDGAR TRANSMISSION

Daniel Morris
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Thryv Holdings, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted May 11, 2020
CIK No. 0001556739

Dear Mr. Morris:

On behalf of our client, Thryv Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to the Company, dated June 16, 2020. In connection with these responses, we are confidentially submitting, electronically via EDGAR, an amended (“Amendment No. 3”) Draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company (CIK No. 0001556739).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In certain cases, for organizational purposes, the comment has been divided into its separate components with a response provided for each component. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 3.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 2

Amendment No. 2 to Draft Registration Statement on Form S-1

General

1.
We note your response to prior comment 1 and that you have not yet identified the financial advisor(s) you intend to engage for this offering.  In your next amendment, please identify the financial advisor(s) you intend to engage. In this regard, we note that resolution of our comments is dependent upon the nature and scope of the financial advisor's role in this direct listing, including its ability to perform its functions in a manner that is consistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has engaged I-Bankers Securities, Inc. as the financial advisor (the “Financial Advisor”) for its direct listing (the “Listing”) of its shares of common stock, par value $0.01 per share (the “Shares”) on the Nasdaq Capital Market (“Nasdaq”). The Company has revised its disclosure throughout this Amendment No. 2 accordingly.

Plan of Distribution, page 130

2.
We note your response to prior comment 10. We re-issue the first part of the comment, where we ask you to describe the extent to which you or your financial advisor(s) may contact any Registered Stockholders, existing stockholders or potential investors regarding their interest in buying or selling.

The Company advises the Staff that all contact made by the Company or the Financial Advisor with any Registered Stockholders, existing stockholders or potential investors regarding their interest in buying or selling will be conducted in a manner consistent with, and within the scope of, the activities described in the no-action letter provided by the Commission to Spotify Technology, S.A., dated March 23, 2018 (the “Spotify Letter”).

The Company. Following 15 days after the public filing of the Form S-1, the Company intends to hold a virtual “Investor Day” presentation that the Company currently expects to consist of a pre-recorded internet-based investor presentation that will be made available through a standard platform for such presentations.  The Company may also determine to conduct a live virtual session with potential investors to permit questions and answers directed to the Company. The “Investor Day” presentation would be available prior to the earlier of the Restricted Period (as defined below) and the date that the Registration Statement has been declared effective by the Commission (the “Effective Date”). Further detail about the content of the presentation is provided below. Following the initial “Investor Day” and prior to the earlier of the Restricted Period and the Effective Date, the Company may engage in potential additional investor education activities in connection with the Registration Statement and Listing, including possible follow-up individual meetings with investors.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 3

After the Registration Statement has been declared effective by the Commission, the Company is expected to engage in activities consistent with its status as a U.S. public company, including engaging in normal course investor relations activities and fulfilling its obligations as a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including, for example, with respect to the issuance of earnings information, press releases and Exchange Act filing requirements).

During the Effective Period (as defined below) the Company will not coordinate, solicit or facilitate (other than by filing and maintaining the effectiveness of the Registration Statement and arranging for the Listing on Nasdaq) any resales of Shares by the Registered Stockholders pursuant to the Registration Statement (or engage in any additional activities or special selling efforts designed to facilitate resales by the Registered Stockholders pursuant to the Registration Statement).

The Financial Advisor. Services to be performed by the Financial Advisor include providing advice and assistance to the Company with respect to the Company’s drafting of public communications and investor presentations in connection with the Listing. The Company has not engaged the Financial Advisor to act in an underwriting capacity in respect of any offers or sales made by the Registered Stockholders pursuant to the Registration Statement, and the Financial Advisor will not further assist the Company in the planning of, or actively participate in, investor meetings. Moreover, the Company has not, directly or indirectly, engaged or requested the Financial Advisor to perform any activities after the initial trade of the Shares on Nasdaq (the “Opening Trade”) designed to facilitate resales by the Registered Stockholders pursuant to the Registration Statement (other than with respect to the potential establishment of brokerage accounts for interested Registered Stockholders as described above).

The Company has not and will not directly or indirectly request the Financial Advisor to engage in, any special selling efforts or stabilization or price support activities in connection with such resales under the Registration Statement. The timing of any such resales will be at the sole discretion of the Registered Stockholders and, with the exception of maintaining the Registration Statement’s effectiveness for at least 90 days following the Effective Date (the “Effective Period”) and any ministerial or administrative activities relating thereto, the Company will not participate or be involved in any resale of Shares by, between or on behalf of the Registered Stockholders.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 4

When known, please provide additional information about your proposed investor day and investor education activities, including the type of information that will be presented to investors, by whom and in what format it will be presented, and with what frequency it will be delivered.

The Company intends to prepare a virtual “Investor Day” presentation. As such, the presentation will be available to be viewed by potential investors during the period prior to the earlier of the Restricted Period and the Effective Date. The presentation is anticipated to include topics such as the Company’s history, business description, business strengths and business strategies, industry overview, historical financial performance and other key performance indicators included in the Registration Statement and a description of the Listing process. Following the initial “Investor Day” referenced above and prior to the earlier of the Restricted Period and the Effective Date, the Company may engage in additional investor education activities in connection with the Listing, including potential follow-up individual meetings with investors.

The Investor Day presentation will also be treated as a “road show” for purposes of Section 6(e)(1) of the Securities Act of 1933 (as amended by the FAST Act)(the “Securities Act”). As required by Securities Act Rule 433(d)(8)(ii), one version of the electronic road show will be made publicly available on the Company’s investor relations website and will be viewable, without restriction, by any person (including prospective investors).

When known, please also provide a timeline of the investor day and investor education activities that will be held prior to the direct listing.

The Company is seeking to complete the Listing on the timeline below:

•	Early July: Publicly file the Registration Statement on Form S-1.

•	15 days following the public filing: Make available virtual “Investor Day” presentation, potentially with a live virtual question and answer session.

•
Prior to Effective Date and Restricted Period: Conduct potential additional investor education activities, including possible follow-up individual meetings with investors. Investor presentation to remain available during the period.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 5

•	Following Effective Date:

o	Prior to Initial Trading Date: Public issuance of earnings information in press release, as applicable.

o
5 business days prior to determination of Current Reference Price: Restricted Period begins, ending with the commencement of secondary market trading in the Shares immediately following the Opening Trade.

o	Initial trading date: Determination of Current Reference Price and Opening Trade.

o	Immediately following Opening Trade: Secondary market trading in the Shares commences.

3.
We note your response to prior comment 11. Please clarify what is meant by the phrase “other reference prices” in the statement, “[p]rior to the Opening Trade, Nasdaq will disseminate the Current Reference Price and other reference prices on its Net Order Imbalance Indicator (’NOII’).” Please explain what, if any, role the financial advisor will play in determining any of these “other reference prices.”

In response to the Staff’s comment, the Company has revised its response to prior comment 11 to confirm that no “other reference prices” will be disseminated by Nasdaq.

4.
We note that the financial advisor will request that Nasdaq determine the Current Reference Price in its sole discretion without input from the financial advisor. Please confirm that the financial advisor will also forego use of, and privileged access to, Nasdaq’s confidential BookViewer tool, on the grounds there is no longer any justification for the financial advisor having this privileged access to “anonymized and aggregated pre- opening buy and sell orders (above the level of the executing broker-dealer).”

Similarly, please explain why the financial advisor’s access to the Nasdaq “NOII” tool, which provides frequently updated and very detailed pre-opening buy-sell interest and order imbalance-related information as well as other resources, is not sufficient for purposes of the financial advisor being able to notify Nasdaq that the company’s security is “ready to trade” or when “a reasonable amount of volume will cross on the opening trade.”

The Company acknowledges the Staff’s comment and confirms that the Financial Advisor will forego use of, and privileged access to, Nasdaq’s BookViewer tool in connection with the Listing. The Financial Advisor will maintain access to Nasdaq’s NOII tool as sufficient for purposes of the Financial Advisor being able to notify Nasdaq that the Company’s security is ready to trade or when a reasonable amount of volume of Shares will cross on the Opening Trade.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 6

5.
As you know, Rule 104 of Regulation M and section 9(a) under the Exchange Act prohibit stabilizing activities in connection with at-the-market offerings, including direct listings. As such, please explain how the financial advisor will help determine whether there is a “reasonable amount of volume” based on the stated “goal of minimizing, once the Opening Trade occurs, the immediate price volatility that may occur if trading is opened prematurely based on low volume” without running afoul of this prohibition.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Financial Advisor’s determination that “reasonable amount of volume” of Shares will cross on the Opening Trade will be made on the basis of (i) its review of the level of pre-opening buy and sell orders on Nasdaq’s NOII tool and (ii) its interactions with Nasdaq as outlined in the Company’s response to Comment 9 and the Nasdaq Listing Rules 4120(c)(8), 4120(c)(9) and 4753.

The Financial Advisor has confirmed that in carrying out its mandated role under the Nasdaq rules, which the Commission has approved, the decision to commence or delay trading in light of order volumes or order imbalances will be done in a manner consistent with Regulation M and not for the purpose of “pegging, fixing or stabilizing” the price of the Shares in contravention of Commission rules.

6.
Given that your controlling stockholder owns a significant percentage of the common stock of the company, please explain whether the financial advisor’s assessment that a “reasonable amount of volume” has crossed will be dependent on the actions of the controlling stockholder. For example, if the controlling stockholder decides not to sell any of its shares explain, how, if at all, the financial advisor's volume assessment will be affected.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as indicated in its response to Comment 5, the Financial Advisor’s assessment that a “reasonable amount of volume” has crossed will be made primarily on its review of the volume of pre-opening buy and sell orders recorded on Nasdaq’s NOII system and whether the lack of buy or sell orders creates imbalances that merit a delay in the opening of trading. The Company believes, based on advice from the Financial Advisor and Nasdaq, that this assessment and decision by the Financial Advisor can be made entirely independent of whether the controlling stockholder decides to sell any of its Shares. While the Company anticipates that its controlling stockholder will hold approximately 60% of the Company’s outstanding Shares at the time of Listing, the experience of both Nasdaq and the Financial Advisor is that sufficient liquidity may be generated by the remaining non-affiliated public float, even if the controlling stockholder elects not to participate in any sales.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 7

 In addition, please describe the measures, if any, that you will put in place to limit the ability of the controlling stockholder to affect the assessment that a “reasonable amount of volume” has crossed. Please also revise, as necessary, to provide appropriate risk factor disclosure.

The controlling stockholder and the Financial Advisor have both confirmed to the Company that they will not coordinate or otherwise be in communication as to the Financial Advisor’s (i) decision to postpone, delay, or reschedule a direct listing pursuant to Nasdaq Listing Rules 4120(c)(8) and 4120(c)(9) or (ii) determination that the Company’s Shares are “ready to trade” and related determination that a reasonable amount of volume crosses on the Opening Trade.

In light of this confirmation, the Company does not believe that further risk factor disclosure is necessary.

7.
We note your response to prior comment 11 and your hypothetical example of the calculation of the Current Reference Price on page 130. Please revise your disclosure to clarify what the “entered price” is and what it means for shares to be “unexecuted in the cross.”  In this regard, please revise your example to explain how it is possible under item (ii) that you would have 300 shares “unmatched” at a price of $10.00, but under item (iii) you would have zero shares “unexecuted in the cross” at a price of $10.00. Also, your example seems to emphasize the process for unmatched orders but does not explain how “all accepted orders” that were matched factor into setting the Current Reference Price. Please revise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 146 and 147.

8.
We note your response to prior comment 12. The statement, “the Financial Advisor will be involved in the price setting mechanism for the Current Reference Price contemplated under the opening cross” appears to contradict your statement in your response to prior comment 11 about the financial advisor foregoing input in determining the Current Reference Price. Please revise accordingly.  Please also confirm that any decision to delay or proceed with trading that rests with the financial advisor will be carried out consistent with the agreement of the financial advisor to forego having any input in determining the Current Reference Price, and only to the extent not inconsistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and page 146 accordingly to reflect that the Financial Advisor will forgo input in determining the Current Reference Price. Furthermore, the Company confirms that any decision to delay or proceed with trading that rests with the Financial Advisor will be carried out consistent with the agreement of the Financial Advisor to forego any input in determining the Current Reference Price, and only to the extent not inconsistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 8

9.
Please confirm that the financial advisor will only (i) determine to postpone, delay, or reschedule a direct listing pursuant to Nasdaq Listing Rules 4120(c)(8) and 4120(c)(9), (ii) determine the Company’s Shares are “ready to trade” at the Current Reference Price (determined by Nasdaq), or (iii) determine that a reasonable amount of volume has crossed on the Opening Trade to the extent the financial advisor is able to do so consistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

The Financial Advisor has confirmed to the Company that it will only (i) determine to postpone, delay, or reschedule a direct listing pursuant to Nasdaq Listing Rules 4120(c)(8) and 4120(c)(9), (ii) determine the Company’s Shares are “ready to trade” at the Current Reference Price (determined by Nasdaq), or (iii) determine that a reasonable amount of volume has crossed on the Opening Trade to the extent the Financial Advisor is able to do so consistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

10.
In the response to prior comment 12 you state that the controlling stockholder, like any other stockholder, may specify the minimum price at which it sells. However, in the response to prior comment 14 the company and the controlling stockholder disclaim the ability to dominate or control the market. In light of the disproportionate number of shares held by a single stockholder, please disclose in your Risk Factors and Plan of Distribution sections the controlling stockholder's ability to set a floor for your stock prices by refusing, even if in good faith, to sell shares below a minimum price. In your response, please tell us how you will ensure that the activities of the controlling stockholder are consistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

The Company acknowledges the Staff’s comment and respectfully submits that with approximately 40% of the equity held by stockholders other than the controlling stockholder, the controlling stockholder will be unable to dominate or control the market. Furthermore, the Company respectfully submits that the controlling stockholder does not have the ability to set a floor for our stock prices by refusing, even in good faith, to sell Shares below a minimum price. The market price of our Shares will depend on the price at which buyers are willing to buy our Shares, and the controlling stockholder is unable to control the price at which the other stockholders holding approximately 40% of our Shares will sell. Therefore, the market price may fall below the minimum price at which the controlling stockholder may be willing to sell its Shares.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 9

Nevertheless, in response to the Staff’s comment, the Company has modified the disclosure on pages 39 and 147 to reflect that the controlling stockholder’s decision to sell or refrain from selling Shares may affect market prices and create volatility because of the impact on trading volumes and supply.

11.
We note your response to prior comment 13.  Please confirm that the financial advisor will only perform the functions described in your response (for example, functions related to Nasdaq Listing Rule 4120(c)(9) or in (c)(8) of the Exchange Act, such as the determination of the Current Reference Price and any indicative clearing prices, the dissemination of any order imbalance information to Market Participants, and the determination as to the timing, approval and delay of the Opening Trade) to the extent the financial advisor can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or relief granted (i.e., the Spotify Letter) thereunder.

The Financial Advisor has confirmed to the Company that it will only perform the functions described in its response to prior Comment 13 (including functions related to Nasdaq Listing Rule 4120(c)(9) or (c)(8), such as the determination of the Current Reference Price and any indicative clearing prices, the dissemination of any order imbalance information to Market Participants, and the determination as to the timing, approval and delay of the Opening Trade) to the extent the Financial Advisor can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or relief granted (i.e., the Spotify Letter) thereunder.

12.
Based upon your responses to our comments, we note that your financial advisor will require that Nasdaq determine the Current Reference Price in its sole discretion without input from the financial advisor. Your disclosure, however, continues to suggest that your financial advisor will be involved where you state that the Current Reference Price will be “...a price determined by Nasdaq after consultation within its capacity as our financial advisor.” Please tell us why this consultation is necessary or revise to remove it. Also, tell us how it would be consistent for the financial advisor to establish price bands, as you suggest in your response to comment 13, if they will not be involved in the determination of the Current Reference Price.

The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and page 146 clarify that in the event the scenario arises, the Financial Advisor will not exercise any rights to consultation between Nasdaq and the Financial Advisor in the determination of the Current Reference Price.

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 10

Additionally, the Company advises the Staff that while Nasdaq Listing Rule 4120(c)(8)(B) permits the Financial Advisor to establish a price band within which the Current Reference Price for the Opening Trade may vary from the Current Reference Price in effect at the time the decision to proceed is made, the Financial Advisor will not establish price bands for the Company’s Listing.

13.	We note your response to prior comment 14. Please clarify the following statement:

•
Restricted Period : The Company, its Financial Advisor, Registered Stockholders and their respective affiliated purchasers will observe a restricted period commencing on the fifth business day prior to the determination of the opening trading price of the Shares on Nasdaq and ending with the commencement of secondary market trading in the Shares on Nasdaq (the “Restricted Period”) during which they will not directly or indirectly, bid for, purchase, or attempt to induce any person to bid for or purchase the Shares, subject to the exceptions in Regulation M.

Specifically, please explain, with the use of a timeline for illustrative purposes, when exactly will the “commencement of secondary market trading in the Shares on Nasdaq” occur in relation to the Direct Listing Opening Trade/Auction. Based on the underlined language, please explain whether you consider the Direct Listing Opening Trade/Auction as occurring before or after the secondary market trading commences.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it views the commencement of secondary market trading in the Shares on Nasdaq to occur immediately following the auction resulting in the opening cross/Opening Trade. Reference is made to our response to Comment 2.

14.
Please also confirm that, to the extent that the Nasdaq rules or procedures may permit or require any expansion of the role and scope of activities to be performed in connection with a direct listing on Nasdaq, the financial advisor will carry out such role and activities (whether with respect to the pricing or timing or opening of trading ) only to extent it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder (i.e., the Spotify Letter).

Daniel Morris Securities and Exchange Commission June 23, 2020 Page 11

The Financial Advisor has confirmed to the Company that, to the extent that the Nasdaq rules or procedures may permit or require any expansion of the role and scope of activities to be performed by the Financial Advisor in connection with a direct listing on Nasdaq, the Financial Advisor will carry out such role and activities (whether with respect to the pricing or timing or opening of trading) only to extent it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder (i.e., the Spotify Letter).

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8893.

Sincerely yours,

/s/ Corey R. Chivers

Corey R. Chivers
Weil, Gotshal & Manges LLP

cc:          Joseph A. Walsh
Chief Executive Officer, President and Director
Thryv Holdings, Inc.

Paul Rouse
Chief Financial Officer, Exertive Vice President and Treasurer
Thryv Holdings, Inc.